UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

U Power Limited

(Name of Issuer)

Class A ordinary share, par value $0.00001 per share

(Title of Class of Securities)

G9520U116

(CUSIP Number)

Bingyi Zhao

2F, Zuoan 88 A, Lujiazui

Shanghai, People’s Republic of China

+86-21-68593598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9520U116

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune Light Assets Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 419,288 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 419,288 (1)
11	Aggregate amount beneficially owned by each reporting person 419,288
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 13.98% (2)
14	Type of reporting person* FI

(1)	Includes 209,644 Class A ordinary shares, and 209,644 Class B ordinary shares, which are convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis, indirectly held by Chatchaval Jiaravanon through Fortune Light Assets Ltd. Chatchaval Jiaravanon is the sole shareholder and director of Fortune Light Assets Ltd.

(2)

Percentage of class is calculated based on 2,790,000 Class A ordinary shares and 209,644 Class B ordinary shares outstanding as of October 11, 2024, which information was provided by the Issuer to Fortune Light Assets Ltd. on October 11, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 2,790,000 Class A ordinary shares outstanding plus the 209,644 Class A ordinary shares issuable to Fortune Light Assets Ltd. upon the conversion of the Class B ordinary shares described above.

Given that as of October 11, 2024, the Issuer had 2,790,000 Class A ordinary shares, each entitled to one vote, and 588,188 Class B ordinary shares, each entitled to 20 votes, Fortune Light Assets Ltd. holds 30.25% of the total voting power of the Issuer.

SCHEDULE 13D

CUSIP No. G9520U116

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chatchaval Jiaravanon
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Kingdom of Thailand
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 419,288 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 419,288 (1)
11	Aggregate amount beneficially owned by each reporting person 419,288
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 13.98% (2)
14	Type of reporting person* IN

(1)	Includes 209,644 Class A ordinary shares, and 209,644 Class B ordinary shares, which are convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis, indirectly held by Chatchaval Jiaravanon through Fortune Light Assets Ltd. Chatchaval Jiaravanon is the sole shareholder and director of Fortune Light Assets Ltd.

(2)

Percentage of class is calculated based on 2,790,000 Class A ordinary shares and 209,644 Class B ordinary shares outstanding as of October 11, 2024, which information was provided by the Issuer to Fortune Light Assets Ltd. on October 11, 2024. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, the denominator of this percentage is the sum of the 2,790,000 Class A ordinary shares outstanding plus the 209,644 Class A ordinary shares issuable to Fortune Light Assets Ltd. upon the conversion of the Class B ordinary shares described above.

Given that as of October 11, 2024, the Issuer had 2,790,000 Class A ordinary shares, each entitled to one vote, and 588,188 Class B ordinary shares, each entitled to 20 votes, Fortune Light Assets Ltd. holds 30.25% of the total voting power of the Issuer.

SCHEDULE 13D

CUSIP No. G9520U116

Item 1. Security and Issuer.

Securities acquired:

On June 17, 2024, pursuant to a subscription agreement between U Power Limited (the “Issuer”) and Fortune Light Assets Ltd. ( “Fortune Light Assets”), dated May 13, 2024, the Issuer delivered 209,644 ordinary shares, par value $0.00001 per share, to Fortune Light Assets. These shares were re-designated to 209,644 Class A ordinary shares, par value $0.00001 per share, on August 13, 2024.

On July 5, 2024, pursuant to a subscription agreement between the Issuer and Fortune Light Assets, dated June 24, 2024, the Issuer delivered 209,644 ordinary shares, par value $0.00001 per share, to Fortune Light Assets. These shares were re-designated to 209,644 Class B ordinary shares, par value $0.00001 per share, on August 13, 2024.

Each Class B ordinary share is convertible into Class A ordinary shares at any time at the option of the holder on a one-to-one basis.

Issuer:	U Power Limited

2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China

Item 2. Identity and Background.

(a)	This statement is filed by Fortune Light Assets, a British Virgin Islands company, and Chatchaval Jiaravanon (together with Fortune Light Assets, the “Reporting Persons”). The Reporting Persons hold 209,644 Class A ordinary shares and 209,644 Class B ordinary shares of the Issuer, representing a total of 13.98% of the Issuer’s total outstanding ordinary shares as of the date hereof.

(b)	The principal business address of Fortune Light Assets and Chatchaval Jiaravanon is 18 True Tower 31F, Ratchadapisek Road, Huai Khwang, Bangkok 10310, Thailand.

(c)	Fortune Light Assets is a holding company and does not have any business operations. Chatchaval Jiaravanon is the sole director and shareholder of Fortune Light Assets.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Fortune Light Assets is a company incorporated in the British Virgin Islands. Citizenship of Chatchaval Jiaravanon is Kingdom of Thailand.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On May 13, 2024, Fortune Light Assets and the Issuer entered into a subscription agreement, pursuant to which, Fortune Light Assets purchased 209,644 ordinary shares of the Issuer at $4.77 per share, for a total of $1,000,001.88.

On June 24, 2024, Fortune Light Assets and the Issuer entered into a subscription agreement, pursuant to which, Fortune Light Assets purchased 209,644 ordinary shares (together, with the 209,644 ordinary shares purchased on May 13, 2024, the “Shares”) of the Issuer at $4.77 per share, for a total of $1,000,001.88.

On August 13, 2024, the shareholders of the Issuer passed a resolution re-designating all of the issued ordinary shares of the Issuer (other than the 588,188 ordinary shares held by four shareholders) into Class A ordinary shares, and re-designating the 588,188 ordinary shares, which includes 209,644 ordinary shares held by Fortune Light Assets, into Class B ordinary shares, resulting in Fortune Light Assets holding 209,644 Class A ordinary shares and 209,644 Class B ordinary shares as of the date hereof

Fortune Light Assets is a British Virgin Islands company 100% owned by Chatchaval Jiaravanon. Fortune Light Assets purchased the Shares for investment purpose.

SCHEDULE 13D

CUSIP No. G9520U116

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a)	The percentage of shares beneficially or directly owned by the Reporting Persons is based upon 2,790,000 Class A ordinary shares outstanding as of the date hereof and 209,644 Class A ordinary shares issuable to Fortune Light Assets Ltd. upon the conversion of the 209,644 Class B ordinary shares held by the Reporting Persons.

b)	The Reporting Persons share the dispositive power over the 209,644 Class A ordinary shares and 209,644 Clas B ordinary shares of the Issuers, which represents 13.98% of the Issuer’s outstanding ordinary shares as of the date hereof.

c)	Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days preceding the date of this report.

d)	Not applicable.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. G9520U116

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Subscription Agreement between U Power Limited and Fortune Light Assets Ltd., dated May 13, 2024
99.2	Subscription Agreement between U Power Limited and Fortune Light Assets Ltd., dated June 24, 2024
99.3	Joint Filing Agreement

SCHEDULE 13D

CUSIP No. G9520U116

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2024

Fortune Light Assets Ltd.

By:	/s/ Chatchaval Jiaravanon
Name:	Chatchaval Jiaravanon
Title:	Director

By:	/s/ Chatchaval Jiaravanon
Name:	Chatchaval Jiaravanon